SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of February 2008
Commission File Number

(Exact name of registrant as specified in its charter)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Translation of Registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Quilmes Industrial S.A.

84 Grand-Rue • Luxembourg
Tel: +352.473.885 • Fax: +352.226.056

CONTACT:

Guillermo Zuzenberg
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2007 SECOND HALF AND FULL YEAR RESULTS

LUXEMBOURG - FEBRUARY 28, 2008 -- Quilmes Industrial (Quinsa) S.A. (“Quinsa” or the “Company”) today announced its results for the six months and full year ended December 31, 2007.

Highlights - second half 2007

•	Normalized EBITDA increased 17.9% to US$ 314.2 million, from US$ 266.6 million in 2006.
•	Soft drink sales volumes increased 13.5% to 6.5 million hectoliters.
•	Net revenues increased 18.9%.
•	Net profit after tax increased 70.1% to US$ 150.0 million, or US$ 1.384 per share for the second half of 2007.

Financial review - Second half 2007

Beer volume sales increased to 9,822,000 hectoliters from 9,706,000 hectoliters a year earlier, in spite of the divestiture of three brands in Argentina, in accordance with anti-trust requirements. The Company performed particularly well in Argentina, Bolivia and Uruguay. Unlike the first half of the year, both Chile and Paraguay showed increases in their sales volumes.

Consolidated net sales increased 18.9%, based on the good volume performances throughout the region and higher sales prices in all the countries where Quinsa operates.

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Quilmes Industrial (Quinsa) S.A.
Page Two -- February 28, 2008

Gross profit increased to US$ 459.9 million from US$ 389.3 million a year earlier. This was largely the result of higher volume sales and prices in all of the Company’s operations, partially offset by higher costs for labor, commodities and energy.

Selling and marketing expenses increased 17.6% to US$ 149.3 million, due to the increase in volumes and also higher freight costs, in turn principally related to increases in labor costs. Advertising expenses decreased 3.0%, and represented 5.4% of consolidated sales. Overall, selling and marketing expenses declined as a percentage of sales, from 19.7% to 19.4%.

Administrative and general expenses increased 48.7% to US$ 34.2 million, principally as a result of higher personnel-related costs and depreciations.

As a result of these variations, normalized operating profit for the second half of 2007 increased to US$ 260.8 million, from US$ 219.0 million for the same period in 2006. Normalized EBITDA increased to US$ 314.2 million, from US$ 266.6 million in 2006.

Net interest expense declined to US$ 15.4 million, from US$ 16.0 million in the second half of 2006. This was principally the result of a lower net debt position, as cash balances increased due to the Company’s financial performance.

The charge for income tax decreased to US$70.5 million in 2007, from US$ 86.5 million in 2006, despite higher Net profit Before Tax. This happened as a result of a lower effective tax rate due to non-recurring events in 2006. Minority interest was a negative US$ 26.9 million for the second half of 2007, compared to a negative US$ 19.6 million for the same period in 2006. This was the result of the higher profits posted by the Company’s Paraguayan and Bolivian subsidiaries.

Net profit after tax increased to US$ 150.0 million, compared to US$ 88.2 million in 2006. Net profit per share increased to US$ 1.384, compared to US$ 0.814 the previous year.

Financial Review - Fiscal Year 2007

For the twelve months ended December 31, 2007 beer volumes increased 2.0% to 18,318,000 hectoliters despite the divestiture of three brands in Argentina, reflecting strong volume growth in all of our markets. Beer volume growth was particularly strong in Argentina, Bolivia and Uruguay. Soft drink volumes increased 14.1% to 12,207,000 hectoliters as a result of continued market growth in Argentina and Uruguay.

Net sales were US$ 1,389.0 million compared to US$ 1,166.3 million for the same period in 2006. This was principally the result of the volume and price increases in both beer and soft drinks.

Gross profit for full year 2007 was US$ 825.3 million, compared to US$ 693.7 million in 2006. This was principally the result of a substantial increase in revenues, partially offset by higher costs of certain raw materials, labor and energy.

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Quilmes Industrial (Quinsa) S.A.
Page Three -- February 28, 2008

Selling and marketing expenses increased 17.2% to US$ 279.4 million from US$ 238.4 million a year earlier, reflecting an increase in volumes and higher freight and labor costs, particularly in Argentina. Administrative expenses increased to US$ 56.5 million from US$ 44.0 million in 2006, principally as a result of an increase in personnel-related costs in Argentina.

Normalized operating profit for the year 2007 was US$ 460.0 million, compared to US$ 378.3 million in 2006. Normalized EBITDA increased to US$ 562.5 million, from US$ 473.1 million in 2006.

Net interest expense declined to US$ 28.0 million, compared to US$ 32.9 million for the year 2006. This was principally the result of a lower net debt position, as cash balances increased due to the Company’s financial performance.

Net profit after tax for 2007 was US$ 250.2 million, or US$ 2.308 per share, compared to US$ 165.7 million, or US$ 1.529 per share for 2006.

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- Statistical Tables Follow

Quilmes Industrial (Quinsa) S.A.
Page Four - February 28, 2008

Quilmes Industrial (Quinsa) S.A. UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY (U.S. Dollars in millions, except per share amounts)

	Six months ended Dec. 31st,		Twelve months ended Dec. 31st,
	2007	2006	2007	2006

Net sales	767.8	645.8	1,389.0	1,166.3
Cost of goods sold	(307.9)	(256.5)	(563.8)	(472.6)
Gross profit	459.9	389.3	825.3	693.7

Selling and marketing expenses	(149.3)	(127.0)	(279.4)	(238.4)
Administrative and general expenses	(34.2)	(23.0)	(56.5)	(44.0)
Goodwill amortization	(6.5)	(6.5)	(12.8)	(13.9)
Other operating income (loss)	(9.1)	(13.9)	(16.5)	(19.0)
Normalized operating profit	260.8	219.0	460.0	378.3
Sale of fixed assets, management bonus & other exp	(0.8)	(8.9)	(5.4)	(13.4)
Operating profit	260.0	210.1	454.7	364.9
Interest income	12.3	6.0	21.2	14.2
Interest expense	(27.7)	(22.0)	(49.2)	(47.1)
Exchange rate gain (loss)	3.2	0.9	2.7	(0.6)
Other income (expense) (net)	(0.5)	(0.8)	(1.2)	(1.3)
Earnings (losses) before taxes & minority interest	247.3	194.3	428.1	330.1
Income taxes	(70.5)	(86.5)	(132.2)	(129.6)
Minority interest	(26.9)	(19.6)	(45.7)	(34.7)

Net income (loss)	150.0	88.2	250.2	165.7

Net income (loss) per share	1.384	0.814	2.308	1.529
Net income (loss) per ADR	2.768	1.628	4.616	3.058

Depreciation and amortization	53.4	47.6	102.4	94.8
Normalized EBITDA	314.2	266.6	562.5	473.1
Normalized EBITDA margin	40.9%	41.3%	40.5%	40.6%

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Quilmes Industrial (Quinsa) S.A.
Page Five -- February 28, 2008

Quilmes Industrial (Quinsa) S.A. UNAUDITED CONSOLIDATED BALANCE SHEET - SUMMARY (U. S. Dollars in millions)

	As of December 31st,
	2007	2006
ASSETS
Cash, Cash Equivalents and Government Securities	409.8	303.8
Inventories	116.5	104.6
Accounts receivable	86.2	63.4
Other Current Assets	131.8	66.9
Total Current Assets	744.3	538.7
Property, Plant and Equipment, Net	712.2	623.1
Goodwill	327.0	332.2
Long term financial investments	128.8	0
Other Assets	74.0	98.3
Total Assets	1,986.3	1,592.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	173.8	151.1
Long-Term Bank Debt	254.9	190.6
Other Liabilities	611.7	533.7
Total Liabilities	1,040.4	875.4
Minority Interest	102.9	84.8
Shareholders’ Equity	843.0	632.1
Total Liabilities and Shareholders Equity	1,986.3	1,592.3

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Companhia de Bebidas das Americas - AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

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Quilmes Industrial (Quinsa) S.A.
Page Six -- February 28, 2008

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU).

Quinsa’s web address: www.Quinsa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008

By:	/s/ MIGUEL GOMEZ EIRIZ
MIGUEL GOMEZ EIRIZ
Chief Financial Officer

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.